Mail Stop 4561

November 5, 2008

VIA USMAIL and FAX (212) 492-8922

Mr. Mark J. DeCesaris
acting Chief Financial Officer
Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York, New York 10020

      Re: Corporate Property Associates 14 Incorporated
              Form 10-K for the year ended December 31, 2007
              Filed on March 31, 2008
              File No. 000-25771

Dear Mr. Mark DeCesaris:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Consolidated Statements of Income, page 42

1.   We note that you have included distributions declared per share on the face of
        your Statements of Income instead of in the notes to your financial statements.
        Advise us how your disclosure complies with the guidance in paragraph 37 of
        SFAS 128.

Note 2 – Summary of Significant Accounting Policies

Treasury Stock, page 49

2.   We note that your repurchased treasury shares are recorded at cost. Based upon
        information provided in your Form 8-K filings, it appears that the cost of treasury
        shares is determined using your calculation of a "Net Asset Value". Please
        confirm. Additionally tell us whether the number of restricted shares issued to
        your advisor as payment for certain fees, disclosed on page 54, is also determined
        based upon Net Asset Value. Describe what consideration you gave to disclosing
        this information, including a description of the calculation of Net Asset Value.

Note 5 – Real Estate, page 55

3.   Please confirm whether you are accounting for the exchange of redeveloped land
        for cash proceeds and a condominium interest as a sale. Additionally tell us how
        your ongoing condominium interests are reflected in your financial statements,
        how you determined the value of the gain and describe your SFAS 66 analysis.

Note 7 – Equity Investments in Real Estate, page 57

4.   Please clarify the percentage interest you hold in each the property venture and
        the lending venture and how you determined that you had a total effective interest
        in the ventures of 32%. In addition, given the lending venture will receive interest
        that approximates 75% of all income earned by the limited partnership, tell us
        how the lending venture is accounting for their involvement with the limited
        partnership and the basis in GAAP for their accounting treatment.

Certifications

5.   We note that your certifications were not filed in the exact form as outlined in
        Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include
        replacing the phrase "most recent fiscal quarter (the registrant's fourth quarter in
        the case of an annual report)" with "fourth fiscal quarter" in paragraph 4(d).
        Please confirm that future filings will include certifications filed in the exact form
        as outlined in Item 601(B)(31)(i) of Regulation S-K.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2008

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of
Operations

Fund Highlights

Net Asset Value Update, page 15

6.   Please tell us how the downward adjustment of your net asset value from $14.50
        to $14.00 in July 2008 impacts your impairment analysis given that the net asset
        value is determined based upon a third party valuation of your portfolio.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jaime John, at (202) 551-3446 or me at (202) 551- 3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief